UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14050

BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

PO Box 1093, Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands
(345) 814-5726

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant
Class A ordinary shares, par value $0.0001 per share
Redeemable Warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the Units: 0

Approximate number of holders of record of the Warrants: 0

Approximate number of holders of record of the Class A ordinary shares: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Home Plate Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 4, 2024

BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

	By:	/s/ Mitchell Mechigian
	Name:	Mitchell Mechigian
	Title:	Chief Financial Officer